Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 11, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Ziegler FAMCO Covered Call Fund S000051044

Dear Mr. Gregory:

This correspondence is being filed in response to your oral comments and suggestions of August 25, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 68 to its registration statement.  PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on July 16, 2015, for the purpose of registering a new series of the Trust: Ziegler FAMCO Covered Call Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

As discussed during the telephone call, the Trust will respond in two sets of correspondence, with this first set of responses concentrating on Comments 25 through 37 regarding the section “Prior Related Performance.” For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

25.	Please disclose the name of the investment advisory firm where the related investment performance was achieved.

The Trust responds that it will add disclosure to the effect that the related investment performance reflects the portfolio managers’ performance at Fiduciary Asset Management Company (“FAMCO”) where the Composite began on January 1, 1997. All of the investment decision makers for the Composite became employees of Ziegler Capital Management, LLC (“Ziegler”) on May 29, 2015. The decision-making process remains intact and independent within Ziegler, and Ziegler maintains the records that document and support the reported performance.

26.
As used in the first sentence of the Section, confirm that the use of the term “accounts” includes registered investment companies, if any.  If any substantially similar accounts have been excluded, please supplementally explain the reason for the exclusion, represent that their exclusion from the Composite would not materially affect the performance or cause the performance presentation to be misleading and disclose and describe the type or types of substantially similar accounts that were excluded.

The Trust has confirmed with the Adviser that the term “accounts” includes the JNL/FAMCO Flex Core Covered Call Fund, a series of the Jackson Variable Series Trust, which is a registered investment company.  This is the only registered investment company with a substantially similar strategy, and it is included in the Composite.  The Trust further confirmed with the Adviser that all substantially similar accounts were included in the Composite, and none have been excluded.  The Trust will revise the disclosure in the fifth and sixth paragraphs of this section to reflect the inclusion of a registered investment company.

27.
Supplementally state whether the portfolio managers have the same degree of discretion in managing the Fund as they did in managing the Composite.  Disclose as applicable any differences in the prior related performance section of the Prospectus.

The Trust has confirmed with the Adviser that the portfolio managers have the same degree of discretion in managing the Fund as they did in managing the Composite.  There are no differences to be disclosed in the prior related performance section of the Prospectus.

28.
Supplementally state whether the Fund and or/the Adviser has the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 as amended.

The Trust has confirmed that the Adviser maintains the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

29.	Please revise the first sentence of the second paragraph to state “historical performance.”

The Trust will make this suggested revision.

30.
Revise the disclosure regarding the calculation of fees in the third paragraph of the Section to reflect, if accurate, that all fees and expenses are net of all actual fees and expenses (i.e., inclusive of all actual fees and expenses that comprise the applicable Composite).

The Trust confirms that the current performance data is gross of all fees and expenses as disclosed in the Prospectus, and it will add a column to the Table showing the performance data net of all actual fees and expenses.  The Trust will also add disclosure in the paragraphs above the table to explain and distinguish the difference between the gross and net figures.

31.	Consider deleting the fourth paragraph as it appears to be duplicative of the disclosure in the fifth paragraph.

The Trust responds by deleting the duplicative language in the first sentence of the fifth paragraph.

32.	Supplementally explain the meaning of “time-weighted” with respect to the methodology used to calculate performance results for the Composite.

“Time-weighted” refers to the method used to eliminate the distorting effects created by cash inflows and outflows.   Underlying portfolios are marked-to-market whenever there is a large cash flow and a sub-period return is calculated. The sub-period returns are geometrically linked to produce an appropriately time-weighted monthly return.

33.
Please consider aligning the date of the Ziegler assets under management information with the date of the Prior Performance Information.  In the alternative, please consider deleting the Ziegler assets under management information.

The Trust responds by deleting the Ziegler assets under management.

34.
The disclosure states that Mr. Angell managed portfolios at FAMCO since the firm’s inception in 1994, while Mr. Hughes joined FAMCO as a research analyst in 2005.  If Mr. Angell is and was the portfolio manager primarily responsible for making the investment decisions for the Composite, then Prior Performance information may be shown for the period since inception.  If both Mr. Angell and Mr. Hughes are and were primarily or jointly responsible for making the investment decisions for the Composite, the prior performance information may only be shown for the period when both portfolio managers were jointly or primarily responsible for managing the Composite.

Mr. Angell and Mr. Hughes are and were primarily responsible since 2005 for making the investment decisions for the Composite, and therefore, the prior performance information will be shown only for the period when both portfolio managers were jointly responsible for managing the Composite.  The performance information will be revised to reflect this shorter time period.

35.	Based on the response to Comment 34 above, please revise the average annual total returns table, as appropriate.

As indicated in our response to Comment 34, no revision to the average annual total returns table is necessary.

36.	Replace “S&P 500 Index Returns” column heading with “S&P Index Average Annual Total Returns” and revise figures if appropriate.

The Trust responds that it will make this change and has confirmed with the Adviser that no revision to the total return data is needed.

37.
In the Performance Table, reverse the order of presentation of the Indexes, as the S&P 500 Index is the broad-based securities market index while the CBOE S&P 500 BuyWrite Monthly Index is a secondary index.

The Trust responds that it will make this change.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios